Exhibit 99.2

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is made as of [●], 2026 by and between:

(1)	VNET Group, Inc., an exempted company with limited liability incorporated in the Cayman Islands (the “Company”); and

(2)	[●], an [exempted company with limited liability] incorporated in the [Cayman Islands] (the “Purchaser”).

The Company and the Purchaser are sometimes each referred to herein as a “Party” and collectively as the “Parties.” This Agreement and any agreements and documents that may be required to implement the transactions contemplated by this Agreement, are referred to herein as the “Transaction Documents.” Substantially concurrently with the execution of this Agreement, the Company is entering into separate subscription agreements (collectively, the “Additional Subscription Agreements”) with certain investors (the “Additional Purchasers”), severally and not jointly, to purchase securities from the Company in one or more transactions exempt from the registration requirements of the Securities Act (as defined below) pursuant to Regulation S thereof (the transactions contemplated by this Agreement and the Additional Subscription Agreements, collectively, the “Transactions”).

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Company desires to issue and sell to the Purchaser, and the Purchaser wishes to purchase from the Company Class A ordinary shares of the Company, par value US$0.00001 per share (“Ordinary Shares”) in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Parties hereto agree as follows:

Article I

PURCHASE AND SALE

Section 1.1      Issuance, Sale and Purchase of Ordinary Shares. Upon the terms and subject to the conditions of this Agreement, the Purchaser hereby agrees to purchase from the Company, and the Company hereby agrees to issue, sell and deliver to the Purchaser, at the Closing (as defined below), that number of Ordinary Shares for the amount of consideration set forth in Schedule I hereto (the “Purchase Price”), free and clear of all liens or encumbrances (except for restrictions arising under the Securities Act or created by virtue of this Agreement). The Ordinary Shares issued to the Purchaser pursuant to this Agreement shall be referred to herein as the “Purchased Shares” or the “Purchased Securities”.

Section 1.2      Closing.

(a)            Closing. Subject to Section 1.3 and subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions precedent specified in Section 1.3, the closing (the “Closing”) of the sale and purchase of the Purchased Securities pursuant to Section 1.1 shall take place remotely via the electronic exchange of the closing documents and signatures on or as soon as possible after the date hereof or on such date and such other time as the Company and the Purchaser may mutually agree upon. The date and time of the Closing are referred to herein as the “Closing Date.”

(b)            Payment and Delivery. At the Closing, the Purchaser shall pay the Purchase Price to the Company in U.S. dollars by same-day wire transfer, or by such other method mutually agreeable to the Company and the Purchaser, of immediately available funds to such bank account(s) designated in writing by the Company, and the Company shall deliver the Purchased Shares in book-entry form, in the name of the Purchaser (or its nominee in accordance with its delivery instructions), together with a certified true copy of the register of members of the Company, evidencing the Purchased Shares.

(c)            Restrictive Legend. Each book-entry of register of members of the Company evidencing the Purchased Shares shall bear the following notion:

REGULATION S (CATEGORY 2) AND APPLICABLE RESTRICTIONS

DURING THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD PURSUANT TO RULE 903(B)(2)(II) UNDER REGULATION S, THE SHARES MAY NOT BE OFFERED OR SOLD INTO THE UNITED STATES OR TO A U.S. PERSON OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON AND THE SHARES MAY NOT BE DEPOSITED TO RECEIVE ADSS FROM THE COMPANY’S DEPOSITARY BANK FOR SALES OR TRANSFERS INTO THE UNITED STATES.

Section 1.3      Closing Conditions.

(a)            Conditions to the Purchaser’s Obligations to Effect the Closing. The obligation of the Purchaser to purchase and pay for the Purchased Securities as contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may only be waived in writing by the Purchaser in its sole discretion:

(i)            All corporate and other actions required to be taken by the Company in connection with the issuance and sale of the relevant Purchased Securities hereunder and any other Transactions shall have been completed.

(ii)           The representations and warranties of the Company contained in Section 2.1 of this Agreement shall have been true and correct in all material respects (except for those representations and warranties which are qualified as to materiality or by material adverse effect, in which case such representations and warranties shall be true and correct in all respects) on the date of this Agreement and on and as of the Closing Date; and the Company shall have performed and complied in all material respects with all, and not be in breach or default in any material respects under any, agreements, covenants, conditions and obligations contained in this Agreement or any other Transaction Document that are required to be performed or complied with on or before the Closing Date.

(iii)          No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits or otherwise makes illegal the consummation of the Transactions with respect to the Purchaser, or imposes any damages or penalties in connection with the Transactions with respect to the Purchaser that are substantial in relation to the Company; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the Transactions with respect to the Purchaser, or imposes any damages or penalties in connection with the Transactions with respect to the Purchaser that are substantial in relation to the Company.

(iv)          The Company shall cause to be delivered the Purchased Shares as set forth in Section 1.2(b).

(v)           From and after the date hereof, there shall not have occurred a Material Adverse Effect.

(vi)          No suspension by Nasdaq or SEC of the qualification of the Company’s American Depositary Shares, each representing six Ordinary Shares (“ADSs”) for offering or sale or trading, or initiation or threatening of any proceedings by Nasdaq or SEC for any of such purposes, shall have occurred.

(vii)        The Company shall cause to be delivered an opinion of counsel from Maples and Calder (Hong Kong) LLP to the Purchaser.

(b)            Conditions to the Company’s Obligations to Effect the Closing. The obligation of the Company to issue, sell and deliver the Purchased Securities to the Purchaser as contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may only be waived in writing by the Company in its sole discretion:

(i)            All corporate and other actions required to be taken by the Purchaser in connection with the purchase of the Purchased Securities hereunder and any other Transactions shall have been completed.

(ii)           The representations and warranties of the Purchaser contained in Section 2.2 of this Agreement shall have been true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, true and correct in all respects) on the date of this Agreement and on and as of the Closing Date; and the Purchaser shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement or any other Transaction Document that are required to be performed or complied with by the Purchaser on or before the Closing Date.

(iii)          No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits or otherwise makes illegal the consummation of the Transactions with respect to the Purchaser, or imposes any damages or penalties in connection with the Transactions with respect to the Purchaser that are substantial in relation to the Company; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the Transactions with respect to the Purchaser, or imposes any damages or penalties in connection with the Transactions with respect to the Purchaser that are substantial in relation to the Company.

Article II

REPRESENTATIONS AND WARRANTIES

Section 2.1      Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date (excluding the representations and warranties that speak as of a specific date, which shall be made as of such date), as follows:

(a)            The Company is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the Cayman Islands. The Company has all requisite power and authority to own, lease, operate its properties and to carry on its business as it is currently being conducted. Each of the significant subsidiaries and principal consolidated affiliated entities of the Company set forth on Exhibit 8.1 to the Company’s annual report for the year ended December 31, 2024 (each, a “Subsidiary” and collectively, “Subsidiaries”) is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own, lease or operate its properties and to carry on its business as it is currently being conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective organizational documents. The Company and each of its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in a Material Adverse Effect, and no proceeding has been instituted, is pending, or, to the Company’s knowledge, has been threatened in writing in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(b)            The Company has no direct or indirect significant subsidiaries as defined under Rule 1-02(w) of Regulation S-X other than those listed in the SEC Documents. Except as disclosed in the SEC Documents, the Company owns, directly or indirectly, all of the capital stock or comparable equity interests of each Subsidiary free and clear of any and all liens, charges, claims, encumbrances, security interests, rights of first refusal, preemptive rights or other restrictions of any kind (“Liens”), and all the issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(c)            The Company has full power and authority to enter into, execute and deliver this Agreement and the other Transaction Documents and each agreement, certificate, document and instrument to be executed and delivered by the Company pursuant to this Agreement and the other Transaction Documents and to perform its obligations hereunder or thereunder (including, but not limited to, the sale and delivery of the Purchased Shares). The execution and delivery by the Company of this Agreement and the other Transaction Documents and the performance by the Company of its obligations hereunder and thereunder have been duly authorized by all requisite actions on its part.

(d)            This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by the availability of specific performance, injunctive relief, or other equitable remedies.

(e)            The authorized, issued and outstanding share capital of the Company as of December 31, 2024 is as set forth in the annual report for the year of 2024 on Form 20-F. The outstanding share capital of the Company as of January 31, 2026 is as follows: (i) 1,592,152,601 Ordinary Shares issued and outstanding, excluding Ordinary Shares issued to Citibank, N.A. as depositary (the “Depositary”) for bulk issuances of the ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans, (ii) 30,721,723 Class B ordinary shares, par value US$0.00001 per share and (iii) 60,000 Class C ordinary shares, par value US$0.00001 per share. Except as set forth in the reports, schedules, forms, statements and other documents required to be filed or furnished by the Company pursuant to the Securities Act or the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein (the “SEC Documents”), there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any share capital or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. All of the issued and outstanding Ordinary Shares as of the date of this Agreement have been issued in compliance with all applicable securities laws and the laws of Cayman Islands, without violation of any preemptive rights, rights of first refusal or other similar rights. The rights of the Ordinary Shares to be issued to the Purchaser as Class A ordinary shares shall be as stated in the Fifth Amended and Restated Memorandum and Articles of Association of the Company.

(f)             The Purchased Securities being issued pursuant to this Agreement have been duly authorized and, when issued and delivered to and paid for by the Purchaser pursuant to this Agreement, will be validly issued, fully paid and non-assessable and free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, right of first refusal, claim or restriction of any kind or nature, except for restrictions arising under the applicable securities laws, and upon delivery and entry into the register of members of the Company will transfer to the Purchaser good and valid title to the Purchased Shares.

(g)            The execution, delivery and performance of this Agreement (including compliance by the Company with all of the provisions hereof), the issuance and sale of the Purchased Securities pursuant to this Agreement and the consummation of the transactions contemplated hereby, will not (i) violate any provision of the organizational documents of the Company; (ii) violate any laws or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, of any jurisdiction to which the Company or any of its Subsidiaries or any of its properties is subject; or (iii) conflict with, result in a breach of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its Subsidiaries pursuant to the terms of any agreement, indenture, or instrument to which the Company or its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, except in the case of clause (iii), as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(h)            Neither the execution and delivery by the Company of this Agreement or the other Transaction Documents, nor the consummation by the Company of any of the transactions contemplated hereby or thereby, nor the performance by the Company of this Agreement or the other Transaction Documents in accordance with their terms requires the consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, or the giving notice to, any federal, state, local or other governmental or public body or authority or any third party, except such as have been or will have been obtained, made or given on or prior to the Closing Date.

(i)             The business of the Company or its Subsidiaries is not being conducted, and has not been conducted at any time during the three years prior to the date hereof, in violation of any law or government order applicable to the Company except for violations that do not and would not have a Material Adverse Effect. As used herein, a “Material Adverse Effect” means a circumstance that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby, or prevents or materially impairs the validity of the Purchased Securities or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, shareholder’s equity, results of operations, business or properties of the Company and any Subsidiary taken as a whole.

(j)             The Company has timely filed or furnished, as applicable, all SEC Documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “Commission”) and Nasdaq since January 1, 2024 pursuant to the applicable securities laws and stock exchange rules (the “Subject SEC Documents”). As of their respective filing or furnishing dates, or to the extent corrected by a subsequent restatement, the SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, the Securities Act, the Exchange Act or Nasdaq’s rules, as the case may be, and the rules and regulations promulgated thereunder, as applicable, to the respective SEC Documents, and, none of the SEC Documents, at the time they were filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, the Company’s ADSs (each representing six Ordinary Shares) are listed on Nasdaq, and the Company has not received any notification that the Commission or Nasdaq is contemplating suspending or terminating such listings (or the applicable registration under the Exchange Act related thereto). The information contained in the Subject SEC Documents, considered as a whole and as amended as of the date hereof, do not as of the date hereof, and will not as of the Closing Date, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(k)            The financial statements (including any related notes) contained in the SEC Documents (collectively, the “Financial Statements”): (A) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods covered thereby (except (a) as may be otherwise indicated in such Financial Statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed to summary statements) and (B) fairly present in all material respects the consolidated financial position of the Company and the Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Subsidiaries for the periods covered thereby, in each case except as disclosed therein or in the SEC Documents and as permitted under the Exchange Act.

(l)             The Company has established and maintains a system of internal accounting controls in compliance with the Exchange Act and sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets and liabilities is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the SEC Documents, the Company’s internal controls over financial reporting are effective and the Company is not aware of any material weakness in their internal controls over financial reporting. Since the date of the latest audited financial statements of the Company included or incorporated by reference in the SEC Documents, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(m)           There is no transaction, arrangement, or other relationship between the Company (or any Subsidiary) and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in SEC Documents and is not so disclosed and would have or reasonably be expected to result in a Material Adverse Effect.

(n)            The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing Date. The Company has established disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

(o)            Assuming the accuracy of the Purchaser’ representations and warranties set forth in Section 2.2 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Purchased Securities by the Company to the Purchaser as contemplated hereby nor under the Transaction Documents.

(p)            There are no actions, suits, proceedings or arbitrations by or against the Company or its Subsidiaries pending (of which the Company or its Subsidiaries has received notice or otherwise has knowledge) before any Governmental Authority (as defined below), or, to the Company’s or any of its Subsidiaries’ knowledge, threatened to be brought by or before any Governmental Authority, that would have a Material Adverse Effect. There is no unsatisfied judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against or any open injunction binding upon the Company or its Subsidiaries that would have a Material Adverse Effect. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any of its Subsidiaries under the Exchange Act or the Securities Act. As used herein, “Governmental Authority” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including any arbitrator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

(q)            Since January 1, 2025 (i) the Company and its Subsidiaries have carried on their respective businesses in the ordinary course, consistent with past practice, and, there has not been any change, development, occurrence or event that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (ii) except as disclosed in the SEC Documents, the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to U.S. GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered materially its method of accounting or the manner in which it keeps its accounting books and records, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its share capital (other than in connection with repurchases of unvested stock issued to employees of the Company), (v) the Company has not executed, amended or modified any material contract as defined in Item 601 of Regulation S-K, and (vi) the Company has not issued any equity securities to any officer, director or affiliate, except pursuant to existing Company stock option or stock purchase plans or executive and director compensation arrangements disclosed in the SEC Documents. Except for the issuance of the Purchased Securities and the transactions contemplated by the Transaction Documents, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed.

(r)             All franchises, permits, licenses, consents and other permissions, authorizations, orders, filings, registrations, notifications, certificates, clearances, qualifications and approvals (“Permits”), for carrying on the business of the Company described in the SEC Documents, including all Permits required therefor by any applicable Governmental Authority, have been obtained and are in full force and effect, except where the failure to obtain any such Permit would not have a Material Adverse Effect. The Company has not been notified in writing that any such Permits will be revoked or is incapable of renewal, except where the failure to obtain any such Permit would not have a Material Adverse Effect.

(s)            None of the Company, or any Subsidiary, any director or officer of the Company or any Subsidiary or, to the knowledge of the Company, any affiliate, agent, representatives or employee of the Company or any Subsidiary or other person associated with or acting on behalf of the Company and the Subsidiaries (i) is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the UK Bribery Act (2010), and any other applicable anti-bribery or anti-corruption rules or regulations (“Anti-Bribery and Corruption Laws”); (ii) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iii) has made, promised to make, or authorized to make any direct or indirect unlawful payment from corporate funds to any foreign or domestic (a) government official, (b) government employee or employee of government-owned or controlled entity or of a public international organization, (c) political party or official of any political party or any candidate for any political office, to influence official action or secure an improper advantage; or (iv) has paid, promised to pay or authorized to pay, any bribe, rebate, pay-off, influence payment, kick-back or other unlawful payment. No actions or investigations by any governmental agency are ongoing or threatened against the Company or any Subsidiary or any of their directors, officers, employees or anyone else acting on their behalf in relation to an alleged breach of applicable Anti-Bribery and Corruption Laws. The Company and the Subsidiaries and, to the knowledge of the Company, its other affiliates have conducted their businesses in compliance with all applicable anti-corruption and anti-bribery laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The Company will not use the proceeds of the Transactions in a manner that would violate Anti-Bribery and Corruption Laws.

(t)             None of the Company, or any Subsidiary, any director or officer of the Company or any Subsidiary or, to the knowledge of the Company, any affiliate, agent, representatives or employee of the Company or any Subsidiary is an individual or entity (“Person”) that is, or is owned 50% or more or controlled by one or more Persons that are: (A) the target of any sanctions administered or enforced by the U.S. government (including but not limited to the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury or any other relevant sanctions authority (collectively, “Sanctions”), including by being listed on any Sanctions related list of designated persons, or (B) located, organized or resident in, or a national, governmental entity, or agent of, a country, region or territory that is the subject or target Sanctions (as of the date hereof, including but not limited to, Belarus, Cuba, Iran, North Korea, Russia, Syria, Venezuela (in relation to its government only), Crimea and the occupied territories in the so-called People’s Republic of Donetsk and People’s Republic of Luhansk of the Ukraine, the occupied territories in the Kherson and Zaporizhzhia). Neither the Company nor its Subsidiaries know or have reason to believe that any of them are or may become the subject of sanctions-related investigations or judicial proceedings. The Company will not directly or indirectly use the proceeds of the Transaction or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person (i) to fund or facilitate any activities of, or business with, any Person that, at the time of such funding or facilitation, is a target of any Sanctions; (ii) to fund or facilitate any investment, loan, business or activity in, or connected with, Russia; or (iii) in any other manner that will result in a violation by any Person (including any Person participating in the Transaction, whether as initial purchaser, advisor, investor or otherwise) of Sanctions. The Company has instituted and maintains policies and procedures designed to ensure compliance with Sanctions.

(u)            The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with, to the extent applicable, financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended (including by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 or the U.S. PATRIOT Act), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency having jurisdiction over the Company or any Subsidiary (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened. The Company and its Subsidiaries have instituted and maintains policies and procedures designed to ensure continued compliance with applicable Money Laundering Laws. The Company shall not permit or authorize any person directly or indirectly to use the proceeds to violate any Money Laundering Laws or lend, invest, contribute or otherwise make available the proceeds of the Transaction to or for the benefit of any Subsidiary, Affiliate, joint venture partner or any other individual or entity in a manner that will result in a violation of any Money Laundering Laws.

(v)            The Company is aware of and has been advised as to the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and any official clarifications, guidance, interpretations or implementation rules in connection with or related thereto (the “PRC Mergers and Acquisitions Rules”) jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange on August 8, 2006 and amended on June 22, 2009, including the provisions thereof which purport to require offshore special purpose entities formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of their securities on an overseas stock exchange. The issuance and sale of the Purchased Shares, the listing and trading of the ADSs on Nasdaq and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents are not and will not be, as of the date hereof or at the Closing Date, adversely affected by the PRC Mergers and Acquisitions Rules.

(w)           Neither the Company nor any of its Subsidiaries (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any of its Subsidiaries under), nor has the Company or any of its Subsidiaries received notice of a claim that it is in default under or that it is in violation of, any contract of the Company that has been filed as an exhibit to the SEC Documents, (ii) is in violation of any order of any court, arbitrator or governmental body having jurisdiction over the Company or its properties or assets, or (iii) is in violation of, or in receipt of written notice that it is in violation of, any statute, rule or regulation of any Governmental Authority applicable to the Company, except in each case as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(x)            The Company and each of its Subsidiaries (i) has accurately and timely prepared and filed all foreign, federal, state, county, and local income and all other material return, statement, schedule, declaration, claim for refund, report, document or form filed or required to be filed with respect to Taxes (as defined below), including any amendment, attachment and supplement thereof (“Tax Returns”) required by any jurisdiction to which it is subject, (ii) has paid all material Taxes due and owing whether or not shown on such Tax Returns and (iii) has set aside on its books provisions reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such returns, reports or declarations apply, unless otherwise would not have a Material Adverse Effect. There are no unpaid Taxes claimed to be due by the Company or any of its Subsidiaries by the taxing authority of any jurisdiction. There have been no examinations or audits of any Tax Returns or reports by any applicable federal, state, local or foreign governmental agency. There is no proposed deficiency, audit, action, suit or other proceeding with respect to Taxes pending or threatened. There is no Tax lien, whether imposed by any Governmental Authority, outstanding against the assets, properties or business of the Company or any of its Subsidiaries, except for liens for Taxes not yet due and payable as may accrue in the ordinary course of business. The Company and each of its Subsidiaries has withheld or collected from each payment to each of its employees, contractors or any other third party or person the amount of all material Taxes required to be withheld or collected therefore and has paid the same to the proper Governmental Authority. “Tax” or “Taxes” means all federal, state, local, non-U.S. and other taxes, charges, fees, duties, levies, imposts, customs or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, real property, personal property, payroll, escheat, unclaimed property, windfall profits, environmental, capital stock, social security (or similar), unemployment, disability, registration, alternative or add-on minimum, estimated, or other taxes, fees, assessments, customs, duties, levies, imposts or charges of any kind whatsoever, whether disputed or not, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto.

(y)            No brokerage, finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person or entity with respect to the transactions contemplated by this Agreement or the other Transaction Documents, except for the Placement Agents (as defined below). The Purchaser shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this subsection that may be due in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

(z)            The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

(aa)          Neither the Company nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf has engaged in any “directed selling efforts” within the meaning of Rule 902 under the Securities Act. Each of the Company and its affiliates and each person acting on its behalf (other than the Initial Purchasers, as to which no representation is made) has complied with and will comply with the “offering restriction” within the meaning of such Rule 902.

(bb)         The Company is not, and after giving effect to the offering and sale of the Purchased Securities contemplated hereby and the application of the proceeds thereof will not be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(cc)         Neither the Company, nor, any of its affiliates or any person or entity acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation S under the Securities Act in connection with the offer and sale by the Company of the Purchased Securities as contemplated hereby, (ii) as it relates to the offer and sale by the Company of the Purchased Securities as contemplated hereby, require registration of any of the Ordinary Shares or ADSs under the Securities Act or (iii) cause transactions contemplated by this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act, nor will the Company take any action or steps that would require registration of the issuance of any of the Ordinary Shares or ADSs under the Securities Act or would cause the transactions contemplated by this Agreement to be integrated with other securities offerings for purposes of the Securities Act.

(dd)         The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length Purchaser with respect to this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Purchaser or any of their respective representatives or agents in connection with this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Purchaser’ purchase of the Securities. The Company further represents to the Purchaser that the Company’s decision to enter into the Transaction Documents has been based on the independent evaluation of the transactions contemplated hereby by the Company and its representatives, and has only relied on the representations of the Purchaser set forth herein.

(ee)         The Company confirms that it has not provided, and to the Company’s knowledge, none of its officers or directors nor any other person acting on its or their behalf has provided, the Purchaser or its respective agents or counsel with any information that it believes constitutes material, non-public information except insofar as the existence, provisions and terms of this Agreement and the proposed transactions hereunder may constitute such information, all of which will be disclosed in a press release by the Company no later than 9:00 AM New York City time on the trading day immediately following the date hereof. From and after the issuance of such press release, the Company represents to the Purchaser that it shall have publicly disclosed all material, non-public information delivered to it by the Company or any of its subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. The Company understands and confirms that the Purchaser will rely on the foregoing representations in effecting transactions in securities of the Company. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, agents, employees or affiliates on the one hand, and the Purchaser or any of its affiliates on the other hand, shall terminate. The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not disclose the name of the Purchaser, or include the name of the Purchaser in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of the Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or trading market regulations, in which case the Company shall provide the Purchaser with prior notice of such disclosure permitted under this clause (b) and reasonably cooperate with it regarding such disclosure.

(ff)           The Company has not, and to the Company’s knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Purchased Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the securities of the Company or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(gg)         The ADSs are registered pursuant to Section 12(b) or 12(g) of the Exchange Act. The Company has taken no action designed to, or which is reasonably likely to, have the effect of terminating the registration of such ADSs under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from Nasdaq to the effect that the Company is not in compliance with the listing or maintenance requirements of Nasdaq.

(hh)         Except as disclosed in the SEC Documents, there are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members that are required to be disclosed and have not been disclosed in the SEC Documents.

(ii)            The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Purchased Shares may be pledged by the Purchaser in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Purchased Shares hereunder, and the Purchaser effecting a pledge of Purchased Shares shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement, provided such pledge shall be effected in compliance with the Securities Act and the rules and regulations promulgated thereunder. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Purchased Shares may reasonably request in connection with a pledge of the Purchased Shares to such pledgee by the Purchaser.

(jj)           Neither the Company nor its subsidiaries and consolidated affiliated entities is a “covered foreign person,” as that term is defined in 31 C.F.R. § 850.209 (“Covered Foreign Person”) and interpreted by the U.S. Department of the Treasury in the Supplementary Information at 89 F.R. 90398 and the “Outbound Investment Security Program – Frequently Asked Questions” updated December 23, 2025 (collectively, the “Related Interpretations”). The offer and sale of the Purchased Shares by the Company pursuant to this Agreement will not result in the establishment of a Covered Foreign Person or the engagement by a “person of a country of concern,” as defined in 31 C.F.R. § 850.221, in a “covered activity,” as that term is defined in 31 C.F.R. § 850.208 (“Covered Activity”) and interpreted by the U.S. Department of the Treasury in the Related Interpretations. Neither the Company nor any of its subsidiaries and consolidated affiliated entities currently engage, or have plans to engage, in a Covered Activity, and the Company does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

Section 2.2      Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as of the date hereof and as of the Closing Date, as follows:

(a)            The Purchaser is duly formed, validly existing and in good standing in the jurisdiction of its organization. The Purchaser has all requisite power and authority to carry on its business as it is currently being conducted.

(b)            The Purchaser has full power and authority, through its investment manager, to enter into, execute and deliver the Transaction Documents and each agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Transaction Documents and to perform its obligations hereunder and thereunder. The execution and delivery by the Purchaser of the Transaction Documents and the performance by the Purchaser of its obligations hereunder and thereunder have been duly authorized by all requisite actions on its part.

(c)            Each of the Transaction Documents has been duly executed and delivered by the Purchaser and constitutes its legal, valid and binding obligation, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by the availability of specific performance, injunctive relief, or other equitable remedies.

(d)            Neither the execution and the delivery of this Agreement or any other Transaction Document, nor the consummation of the Transactions, will (i) violate any provision of the organizational documents of the Purchaser or violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Purchaser is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Purchaser is a party or by which it is bound or to which its assets are subject. There is no action, suit or proceeding, pending or, threatened against the Purchaser that questions the validity of this Agreement or other Transaction Documents or its right to enter into this Agreement or other Transaction Documents or to consummate the Transactions.

(e)            Neither the execution and delivery by the Purchaser of this Agreement or other Transaction Documents, nor the consummation by it of any of the Transactions, nor the performance by it of this Agreement or any other Transaction Documents in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except such as have been or will have been obtained, made or given on or prior to the Closing Date.

(f)             The Purchaser has received and carefully reviewed the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, all subsequent public filings of the Company with the SEC, other publicly available information regarding the Company, and such other information that it and its advisors deem necessary to make its decision to enter into this Agreement. The Purchaser has had the opportunity to ask questions of and receive answers directly with respect to its investment and conducted and completed its own independent due diligence with respect to the Transactions.

(g)            The Purchaser acknowledges and agrees that (i) each of Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank”) and China International Capital Corporation Hong Kong Securities Limited (“CICC” and, together with Deutsche Bank, the “Placement Agents”) is acting solely as financial advisor to the Company in connection with the Transactions and is not acting in any other capacity and is not and shall not be construed as a fiduciary for the Purchaser, or any other person or entity in connection with the Transactions and is not acting as underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Purchaser, the Company or any other person in connection with the Transactions, (ii) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transactions; and (iii) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise, to the Purchaser, or to any person claiming through the Purchaser, in respect of the Transactions. The Placement Agents shall have no liability or obligation on or with respect to the accuracy or completeness, as of any date, of any information set forth in, or any omission from, any valuation or other materials that may have been provided or made available to the Purchaser in connection with the Transactions.

(h)            The Purchaser is a highly sophisticated institutional investor and have such knowledge and experience in financial, business and international investment matters and in buying and/or selling equity securities by way of transactions that are exempt from registration under the Securities Act (including pursuant to Regulation S of the Securities Act), including the purchase and/or sale of “restricted securities” (used herein as such term is defined in Rule 144(a)(3) under the Securities Act) that the Purchaser is capable of evaluating the merits and risks of purchasing the Purchased Securities. The Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment, and is consummating the Transactions with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks.

(i)             The Purchaser acknowledges and understands that (i) the Company and its affiliates may possess material non-public information regarding the Company not known to the Purchaser that may impact the value of the Purchased Securities, including, without limitation, (x) information received by principals and employees of the Company in their capacities as directors, officers, significant shareholders and/or affiliates of the Company, and (y) information otherwise received from the Company on a confidential basis in each case, related to the Company’s preliminary financial results for the year ended December 31, 2025 (collectively, the “Information”), and that the Company is not disclosing the Information to the Purchaser. The Purchaser understands, based on its experience, the disadvantage to which it is subject due to the disparity of information between the Company and itself. Notwithstanding such disparity, the Purchaser has deemed it appropriate to enter into this Agreement and to consummate the Transactions.

(j)             The Purchaser is acquiring the Purchased Securities for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Purchaser does not have any direct or indirect arrangement, or understanding with any other person to distribute, or regarding the distribution of the Purchased Securities in violation of the Securities Act or any other applicable state securities law.

(k)            The Purchaser (i) is acquiring the Purchased Securities in an offshore transaction (as defined in Regulation S); (ii) was outside the United States at the time of the origination of contact concerning the transactions contemplated by this Agreement, at the time that its investment decision was made, and on the date of its execution and delivery of this Agreement; and (iii) is not acquiring the Purchased Securities in a transaction or part of series of transactions that, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. The Purchaser acknowledges and agrees that the Purchased Securities are being offered and sold in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that the Purchased Securities have not been registered under the Securities Act. The Purchaser (i) was not identified or contacted through the marketing of the Purchased Securities, or become aware of the Company or the Purchased Shares through any form of “directed selling efforts” (as defined in Rule 902 of Regulation S); and (ii) did not contact the Company as a result of any general solicitation or directed selling efforts. The Purchaser (A) (i) is not a “U.S. person” or a “distributor” (as defined in Rule 902(k) of Regulation S) or a “Distributor” (as defined in Rule 902(d) of Regulation S) and is not subscribing for the account or benefit of a U.S. Person, and (ii) is not within the United States; (B) is not, will not be as of the Closing, and has not been during the consecutive three months period preceding the date hereof, a director, officer or “affiliate” of the Company or a person acting on behalf of a director, officer or affiliate; and (C) is purchasing the Purchased Shares, or the beneficial interest therein, in an “offshore transaction” within the meaning of and made in reliance on Regulation S and not as a result of any “directed selling efforts” (as defined in Regulation S) in the United States.

(l)             The Purchaser is not acquiring, has not offered, and will not offer prior to the expiration of a 40-day distribution compliance period pursuant to Rule 903 of Regulation S (the “Distribution Compliance Period”) the Purchased Shares to a U.S. person or for the account or benefit of any U.S. Person. The Purchaser has not in the United States engaged in, and prior to the expiration of the Distribution Compliance Period, will not engage in, any short selling of any equity security issued by the Company (including shares or ADSs) or any hedging transaction with respect to any such equity security (including put, call or other option transaction, option writing and equity swaps) that is designed or could reasonably be expected to result in a transfer or other disposition of the beneficial ownership of, pecuniary interest in, or economic consequences of having the beneficial ownership of the Purchased Securities. The Purchaser acknowledges and agrees that the Purchased Securities are “restricted securities” that have not been registered under the Securities Act or any applicable state securities law. The Purchaser further acknowledges that, absent an effective registration under the Securities Act, the Purchased Securities may only be offered, sold, pledged or otherwise transferred (x) to the Company, (y) pursuant to applicable provisions of Regulation S or (z) pursuant to another exemption from registration under the Securities Act, including Rule 144 under the Securities Act, provided that the holding period and other requirements thereof have been met. The Purchaser further acknowledges and agrees that the Purchased Securities are subject to transfer restrictions and the Company is required to refuse to register any transfer of the Purchased Securities not made in accordance with Regulation S, registration under the Securities Act or an available exemption from registration under the Securities Act; and the Purchased Securities will contain legends to the effect that (a) the Purchased Securities have not been registered under the Securities Act, (b) the Purchased Securities may not be offered or sold in the United States or to U.S. persons unless registered or exempt from registration, and (c) hedging transactions involving the Purchased Securities or ADSs may not be conducted unless in compliance with the Securities Act.

Article III

COVENANTS

Section 3.1      Distribution Compliance Period. The Purchaser agrees not to (i) resell, pledge or transfer any of the Purchased Securities within the United States or to any U.S. Person, as each of those terms is defined in Regulation S and (ii) engage in the United States in any short selling of any equity security issued by the Company (including shares or ADSs) or any hedging transaction with respect to any such equity security (including put, call or other option transaction, option writing and equity swaps) that is designed or could reasonably be expected to result in a transfer or other disposition of the beneficial ownership of, pecuniary interest in, or economic consequences of having the beneficial ownership of the Purchased Securities, in each case, during the Distribution Compliance Period.

Section 3.2      Public Announcement. In accordance with Section 2.1(ee), the Company shall disclose the provisions and terms of this Agreement and the proposed transactions hereunder in a press release, no later than 9:00 AM New York City time on the trading day immediately following the date hereof.

Section 3.3      Further Assurances. From the date of this Agreement until the Closing Date, the Company and the Purchaser shall use their reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the Transactions.

Section 3.4      Nasdaq Listing. As long as the Purchaser continues to own any Purchased Securities, the Company will use reasonable best efforts to continue the listing and trading of its ADSs on Nasdaq and to comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of Nasdaq.

Section 3.5      CSRC Filings Assistance. The Purchaser understands that the Company may be required to be filed with China Securities Regulatory Commission (“CSRC”) in respect of the transaction under this Agreement within three (3) days following the Closing. The Purchaser agrees to provide the Company with the information or assistance necessary to complete the above CSRC filings as set forth on Schedule II.

Section 3.6      Assistance in ADS Conversion. Upon written request by the Purchaser, the Company shall provide reasonable assistance to the Purchaser in the sale, resale or other disposition of any Ordinary Shares held by it and its affiliates, including the conversion of any such Ordinary Shares into freely tradeable ADSs, subject to the rules and regulations of the Securities Act. The Company shall use reasonable best efforts to: (a) request its counsel to submit a request, and if requested, an opinion, to the Depositary (as applicable, collectively “Agent”) to facilitate the removal of all restrictive legends on any such Ordinary Shares and the conversion of such Ordinary Shares into freely tradeable ADSs, and (b) provide conversion approvals and instructions to the Agent and all other applicable parties (as applicable). For the avoidance of doubt, the Purchaser shall be solely responsible for any fees charged by the Depositary in connection with the conversion into ADSs under the Deposit Agreement dated April 20, 2011.

Article IV

MISCELLANEOUS

Section 4.1      Survival of the Representations and Warranties. All representations and warranties made by any Party shall survive for one year and shall terminate and be without further force or effect on the first anniversary of the date hereof.

Section 4.2      Governing Law; Arbitration. This Agreement shall be governed and interpreted in accordance with the laws of the State of New York. Any dispute arising out of or relating to this Agreement, including any question regarding its existence, validity or termination (“Dispute”) shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules then in force. There shall be three arbitrators. Each Party has the right to appoint one arbitrator and the third arbitrator shall be appointed by the Hong Kong International Arbitration Centre. The language to be used in the arbitration proceedings shall be English. Each of the Parties irrevocably waives any immunity to jurisdiction to which it may be entitled or become entitled (including without limitation sovereign immunity, immunity to pre-award attachment, immunity to post-award attachment or otherwise) in any arbitration proceedings and/or enforcement proceedings against it arising out of or based on this Agreement or the Transactions.

Section 4.3      Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties.

Section 4.4      Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, each of the Parties and their respective heirs, successors and permitted assigns and legal representatives.

Section 4.5      Assignment. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by a Party without the express written consent of the other Party, except that the Purchaser may assign all or any part of its rights and obligations hereunder to any of its affiliate without the consent of the Company, provided that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of the foregoing sentence shall be null and void.

Section 4.6      Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of actual delivery if delivered personally to the Party to whom notice is to be given, on the date sent if sent by email, on the next business day following delivery to an overnight courier service or on the day of attempted delivery by postal service if mailed by registered or certified mail, return receipt requested, postage paid, in each case properly addressed as follows:

If to the Purchaser, to such address or addresses set forth on the signature page hereto;

If to the Company, to:

VNET Group, Inc.
Guanjie Building Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016
People’s Republic of China
Attn: Josh Sheng Chen
Email: josh.chen@vnet.com

With a copy to:

Davis Polk & Wardwell
Hong Kong Solicitors
10/F The Hong Kong Club Building
3A Chater Road, Central
Hong Kong
Attn: James C. Lin
Email: james.lin@davispolk.com

Any Party may change its address for purposes of this Section 4.6 by giving the other Parties hereto written notice of the new address in the manner set forth above.

Section 4.7      Entire Agreement. This Agreement and the other Transaction Documents together constitute the entire understanding and agreement between the Parties with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement and the other Transaction Documents.

Section 4.8      Severability. If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

Section 4.9      Fees and Expenses. Except as otherwise provided in this Agreement, each of the Parties will bear their respective expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the Transactions, including fees and expenses of attorneys, accountants, consultants and financial advisors.

Section 4.10    Confidentiality. Each Party shall keep in confidence, and shall not disclose, any non-public information disclosed to it or its affiliates, representatives or agents in connection with this Agreement and other Transaction Documents or the Transactions, except as required by applicable law and stock exchange rules. Each Party shall ensure that its affiliates, representatives and agents keep in confidence, and do not use (except for the purposes of the Transactions) or disclose, any such non-public information, except as required by applicable law and stock exchange rules.

Section 4.11    Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 4.12    Termination. In the event that the Closing shall not have occurred by three business days following the date of this Agreement], either the Company or the Purchaser may terminate this Agreement by written notice to the other; except for the provisions of Section 4.10 hereof, which shall survive any termination under this Section 4.12.

Section 4.13    Headings. The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

Section 4.14    Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

Section 4.15    No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person (other than the Placement Agents and the indemnified parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that the Placement Agents shall be a third party beneficiary of Article II of this Agreement and may rely on each representation and warranty of the Purchaser and the Company made herein or pursuant to the terms hereof with the same force and effect as if such representation or warranty were made directly to the Placement Agents.

Section 4.16    Adjustment of Share Numbers. If there is a subdivision, split, stock dividend, combination, reclassification or similar event with respect to any of the Ordinary Shares referred to in this Agreement, or any change to the number and type of Ordinary Shares underlying each ADS, then, in any such event, the numbers and types of shares of such Ordinary Shares, as applicable, referred to in this Agreement shall be adjusted to the number and types of shares of such security that a holder of such number of Ordinary Shares would own or be entitled to receive as a result of such event if such holder had held such number of Ordinary Shares immediately prior to the record date for, or effectiveness of, such event.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VNET Group, Inc.

By:
Name:	Sheng Chen
Title:	Executive Chairperson and Interim Chief Executive Officer

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

[●] [To update investor name]

Name:
Title:

Name in which Purchased Securities are to be registered (if different)

Address:
Attn:
Email:

Schedule I

Purchased Shares	ADSs Convertible from Purchased Shares	Purchase Price

Schedule II

PURCHASER FILING INFORMATION

For avoidance of doubt, the information to be provided by the Purchaser to the Company pursuant to Section 3.5 of this Agreement shall include (i) the name of the Purchaser, the nature of the Purchaser, the time of incorporation, registered capital, registered address, and ultimate beneficial owners of the Purchaser, the information of ultimate beneficial owners of the Purchaser who is PRC nationals, (ii) if the Purchaser is a trust, a statement on the time of incorporation, type, operation mode and term of the trust, arrangement of the rights and obligations of the parties to the trust, and the beneficiaries of the trust, and (iii) the number of the Ordinary Shares beneficially owned by the Purchaser immediately following the Transactions (collectively, the “Purchaser Filing Information”). It is understood that the Purchaser is not obligated to provide any information other than the Purchaser Filing Information.